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SEC

18001129

SEC Mail Processing Section FEB 20 2018 Washington DC 415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sable Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2820 Selwyn Ave, Suite 375
(No. and Street)

Charlotte (City) NC (State) 28209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Weeks 678-679-8642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company, CPAs PC
(Name – *if individual, state last, first, middle name*)

316 Alexander St., Suite 4 (Address) Marietta (City) GA (State) 30060 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Jonathan Curley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sable Capital LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JUAN C RODRIGUEZ NINO
My Commission Expires 11-4-2020
NOTARY PUBLIC
MECKLENBURG COUNTY, NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SABLE CAPITAL, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2017

TABLE OF CONTENTS

goldman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Sable Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sable Capital, LLC as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2017 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sable Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sable Capital, LLC's management. Our responsibility is to express an opinion on Sable Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Sable Capital, LLC's financial statements. The supplemental information is the responsibility of Sable Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

SABLE CAPITAL, LLC

Statement of Financial Condition
December 31, 2017

ASSETS		
Cash and cash equivalents	$	40,732
Prepaid expenses and other assets		5,048
TOTAL ASSETS	$	45,780
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	10,107
Total Liabilities		10,107
Member's Equity		35,673
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	45,780

The accompanying notes are an integral part of these financial statements.

SABLE CAPITAL, LLC

Statement of Operations
Year ended December 31, 2017

Revenues:	
Other Income	$ 14,547
Expenses:	
Registration fees	8,245
Consulting	38,333
Professional fees	15,571
Rent	7,200
Insurance	953
Miscellaneous	426
Total Expenses	70,728
NET LOSS	$ (56,181)

The accompanying notes are an integral part of these financial statements.

SABLE CAPITAL, LLC

Statement of Changes in Member's Equity
Year ended December 31, 2017

		Total Member's Equity
Balance at December 31, 2016	**$**	**55,554**
Capital contributions		**36,300**
Net loss		**(56,181)**
Balance at December 31, 2017	**$**	**35,672**

The accompanying notes are an integral part of these financial statements.

SABLE CAPITAL, LLC

Statement of Cash Flows
Year ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(56,181)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in operating assets:		
Other assets		(957)
Increase in operating liabilities:		
Accounts payable		1,942
Net cash used in operating activities		(55,196)
Cash flows from financing activities:		
Capital contributions		36,300
Net cash provided by financing activities		36,300
DECREASE IN CASH AND CASH EQUIVALENTS		(18,896)
Cash and cash equivalents, beginning of year		59,628
Cash and cash equivalents, end of year	$	40,732

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

Nature of Operations

Sable Capital, LLC ("Sable" or "the Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Sable primarily operates as a broker-dealer offering investment banking services and as an underwriter of interstate and intrastate offerings and Direct Participation Program offerings. Sable does not hold cash or securities for its customers. The firm operates from the state of Missouri.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the SEC, as no such liabilities existed at December 31, 2017 or during the year then ended.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Recognition of Revenues

The Company is approved to perform investment banking activities. Revenue is recognized as performance obligations are satisfied. This is normally when a result is accomplished which requires the client to pay the Company per the governing contract. Revenue from underwriting of offerings is recognized upon the latter of the successful completion of the escrow phase of the offering or the acceptance of the subscription of the subscriber. Corresponding expenses pursuant to the aforementioned items are recorded when the obligation is incurred. For 2017, the Company only had revenue from reimbursement of expenses from its registered representatives. The Company is evaluating new revenue recognition standards for brokers and dealers and will be implementing as required.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are included in the personal income tax returns of the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Prepaid FINRA Fee

As a member of FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

Subsequent Events

The Company has evaluated subsequent events through February 15, 2018, the date the financial statements were issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Note B - Related Party Transactions

The Company has entered into an expense sharing agreement with its member for various rent, technology, and other miscellaneous expenditures commensurate with its operations. The term of the expense sharing agreement is monthly until cancelled by either party. The amount payable to the member as of December 31, 2017 for the aforementioned expenses, and included in accounts payable on the statement of financial condition, was $4,200. Expenses recorded on the Statement of Operations for the year are detailed as follows:

Rent	$ 7,200
Technology	1,200
	$ 8,400

During the year, the member made $36,300 in capital contributions to Sable.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2017, the Company had Net Capital of $30,625 which was $25,625 in excess of its required Net Capital of $5,000. The Company's ratio of aggregate indebtedness to Net Capital was 0.33 to 1 at December 31, 2017.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Note D - Contingencies

The securities industry is subject to extensive regulation under federal, state, and applicable international laws. Sable is also subject to periodic regulatory audits and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA, and/or the FDIC by dissatisfied customers or others are investigated by such regulator and may, if pursued, result in formal claims being filed against Sable by the customer or disciplinary action being taken against Sable by the regulator that could have a material impact on the Company's financial position, results of its operations, or cash flows. At December 31, 2017, management is not aware of any regulatory issues and there were no amounts levied against the Company as a result of regulatory assessments for the year then ended.

Note E - Concentrations

The Company had revenue from 1 customer in 2017.

Supplemental Schedules

Sable Capital, LLC

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

COMPUTATION OF NET CAPITAL		
Total member's equity	$	35,673
Deductions:		
Non-allowable assets:		
Other assets		5,048
Net capital before haircuts		30,625
Haircuts:		
Total haircuts		-
NET CAPITAL	$	30,625
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		10,107
Total aggregate indebtedness	$	10,107
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	25,625
Ratio of aggregate indebtedness to net capital		0.33 to 1

There is no difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2017.

Sable Capital, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

The Company qualifies under the exemption provision of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

Sable Capital, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Sable Capital, LLC

We have reviewed management's statements, included in Sable Capital, LLC's Annual Exemption Report, in which (1) Sable Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sable Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Sable Capital, LLC stated that Sable Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sable Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sable Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 15, 2018

goldman

SABLE CAPITAL

Member FINRA/SIPC

EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2017

Sable LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2017 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Name: ______________________

By: Jonathan E. Curley
Title: President
Date: 12 January 2018

2820 Selwyn Avenue, Suite 375
Charlotte, NC 28209